                                                                     EXHIBIT 4.2

                             AMENDMENT 2000-1 TO THE
                                DBT ONLINE, INC.
                     AMENDED AND RESTATED STOCK OPTION PLAN

         WHEREAS, DBT Online, Inc., a Pennsylvania corporation (the "Company") maintains the DBT Online, Inc. Amended and Restated Stock Option Plan (the "Plan") for the benefit of its designated officers, directors, employees, consultants, independent contractors, and principals of organizations involved with the Company on significant projects;

         WHEREAS, the Company, ChoicePoint Inc., a Georgia corporation ("ChoicePoint"), and ChoicePoint Acquisition Corporation, a Pennsylvania corporation and a wholly owned subsidiary of ChoicePoint (the "Merger Sub"), have entered into that certain Agreement and Plan of Merger, dated as of February 14, 2000 (the "Merger Agreement"), pursuant to which, upon the closing of the transactions contemplated thereunder, Merger Sub will be merged with and into the Company and all issued and outstanding shares of Company common stock will be exchanged for shares of ChoicePoint common stock, and all outstanding options under the Plan to purchase Company common stock will be assumed by ChoicePoint and converted to options to purchase ChoicePoint common stock;

         WHEREAS, pursuant to the Merger Agreement, ChoicePoint has agreed to assume sponsorship of the Plan effective as of the closing date of the merger, and the Company has agreed to amend the Plan to provide for the terms of the conversion of all outstanding options to purchase Company common stock to options to purchase ChoicePoint common stock; and

         WHEREAS, pursuant to Section 9(a) of the Plan, the Company's Board of Directors may amend the Plan at any time.

         NOW, THEREFORE, in consideration of the foregoing, the Plan is hereby amended as follows:

         1. A new paragraph 8 is added to the end of the Plan History Section of the Plan to read as follows:

                  "8.      On February 14, 2000, DBT Online, Inc. entered into
                  an Agreement and Plan of Merger with ChoicePoint Inc. and ChoicePoint Acquisition Corporation, a wholly owned subsidiary of ChoicePoint Inc. (the "Merger Agreement"). The Merger Agreement provided that upon the closing of the transactions contemplated by the merger, ChoicePoint Acquisition Corporation would be merged with and into DBT Online, Inc. and all outstanding shares of DBT Online, Inc. common stock were to be exchanged for shares of ChoicePoint Inc. common stock on the effective date of the merger. In addition, section 7.6 of the Merger Agreement provided that ChoicePoint Inc. would assume sponsorship of the Plan, and that all outstanding stock options granted under the Plan prior to the closing of the merger would be assumed by ChoicePoint and converted to stock options to purchase ChoicePoint Inc. common stock on the effective date of the merger."

         2. A new Section 18 shall be added to the Plan to read as follows:

                  "18.     Merger of DBT Online, Inc. With and Into ChoicePoint
                  Acquisition Corporation.

                           (a) Plan Sponsor. Upon the closing date of the transactions contemplated by that certain Agreement and Plan of Merger, dated February 14, 2000, by and among the Company, ChoicePoint Inc., and ChoicePoint Acquisition Corporation (the "Merger Agreement"), ChoicePoint Inc. ("ChoicePoint") will assume sponsorship of the Plan, and, for purposes of administering all outstanding Stock Options to purchase Company Stock, all references in the Plan to the "Company" shall mean ChoicePoint.

                           (b) Stock Option Conversion. Upon the closing date of the transactions contemplated by the Merger Agreement, each existing Stock Option to purchase Company Stock shall be assumed by ChoicePoint and converted to a Stock Option to purchase shares of ChoicePoint common stock based on the following exchange ratio:

                           The total number of Shares underlying each Stock Option held by an Optionee to purchase Company Stock shall be multiplied by 0.525, with the resultant number rounded down to the nearest whole share, and such number will represent the total number of shares of ChoicePoint common stock that the Optionee may purchase pursuant to his or her Stock Option.

                           (c) Exercise Price. The exercise price per share of the converted option to purchase ChoicePoint common stock shall be equal to the exercise price per share of Company Stock provided in the Optionee's Grant Letter divided by 0.525, and such price per share shall be rounded up to the nearest whole cent.

                           (d) Limitations. The conversion of the Stock Option provided in this Section 18 shall be subject to all terms and conditions for such Stock Option to continue to comply with section 424(a) of the Code, and subject to any limitations in this Section 18, the terms and conditions of such Stock Option as provided in an Optionee's Grant Letter shall remain unchanged."

         3. Full Force and Effect. Except as expressly provided in this Amendment 2000-1, the Plan shall remain unchanged and in full force and effect.

         4. Termination of Merger Agreement. Notwithstanding anything to the contrary provided herein, this Amendment 2000-1 shall become effective on the closing date under the Merger Agreement. In the event that the closing date shall not occur and the Merger Agreement is terminated in accordance with its terms, this Amendment 2000-1 shall be void ab initio and of no force and effect.

         5. Effective Date. This Amendment 2000-1 to the Plan is hereby adopted effective as of May 15, 2000.

         IN WITNESS WHEREOF, and as evidence of the adoption of Amendment 2000-1 set forth herein, the Company has caused this Amendment to be executed this 15th day of May 2000.

                                           DBT ONLINE, INC.

                                           /s/ J. HENRY MUETTERTIES
                                           -----------------------------------
                                               J. Henry Muetterties
                                               Vice President, General Counsel
                                                    and Secretary